SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/ RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Continental Materials Corporation

(Name of Subject Company)

Continental Materials Corporation

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.25 Per Share

(Title of Class of Securities)

211615307

(CUSIP Number of Class of Securities)

Paul Ainsworth

Chief Financial Officer

Continental Materials Corporation

440 S. LaSalle Drive, Suite 3100

Chicago, IL 60605

(312) 541-7200

(Name, Address and Telephone Number of Persons Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy To:

Donald E. Figliulo

Polsinelli PC

150 N. Riverside Plaza, Suite 3000

Chicago, IL 60606

(312)-819-1900

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9  filed by the Company with the Securities and Exchange Commission on March 3, 2020 relating to the Offer (as amended or supplemented from time to time, this “Schedule 14D-9”). Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates, as stated below.

ITEM 2.   Identity and Background of the Filing Person.

Item 2 of this Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs:

Bee Street filed Amendment No. 2 to the Schedule TO on March 27, 2020.

On April 1, 2020, by way of a press release, Bee Street announced the waiver of certain conditions of the Offer with respect to certain events which had occurred on or before March 31, 2020, and disclosed developments in its discussions with potential lenders to provide financing in respect of the Offer.

Bee Street filed Amendment No. 3 to the Schedule TO on April 1, 2020.

ITEM 4.    The Solicitation or Recommendation.

Item 4 of this Schedule 14D-9 is hereby amended and supplemented by deleting the last sentence in the sixth paragraph and removing the seventh paragraph appearing under the heading “No Opinion of the Board” and adding the following paragraphs:

Following its retention on March 18, 2020, VALUE Incorporated (“VALUE”) commenced its work on a report as to the value of the common stock in the Company on a per share basis, based on the most recent financial, market and economic data available. Management of the Company provided VALUE with the financial projections that had been provided to Duff & Phelps by Bee Street and certain other financial information and data, including the financial statements contained in the Company’s Annual Report on Form 10-K, which was filed with the SEC on March 23, 2020.

On April 2, 2020, a telephonic meeting of the Board of Directors was held. At the April 2, 2020 meeting, VALUE presented and discussed with the Board its report, which report is summarized below under the caption “VALUE’s Financial Report.” At this meeting, the Board requested that Bee Street agree to extend the expiration date of the Offer (which also represents the earliest time at which Bee Street would be permitted to accept shares of Common Stock tendered in the Offer). The extension of time was requested by the Board to enable the Company to file this amendment to the Schedule 14D-9 and afford the Company’s minority stockholders adequate time to review it before making any decision as to whether to tender shares pursuant to the Offer. Bee Street has not yet affirmatively committed to an extension of the expiration date for the Offer.

No changes have been made to the previously reported decision of the Board to remain neutral and make no recommendation to the Company’s stockholders on whether to tender their Shares pursuant to the Offer.

VALUE Incorporated’s Valuation Analysis

At the direction of directors Peter Thieriot and Darrell Trent, on March 18, 2020, VALUE was engaged to provide an independent analysis regarding the reasonable range of fair market value of the Company’s common stock, on a per share basis, to assist stockholders in the process of evaluating the Offer. VALUE is a financial valuation firm which specializes in the valuation of businesses and securities in connection with transactions, financial and tax reporting, and litigation. Directors Thieriot and Trent selected VALUE to provide a financial analysis on the basis of VALUE’s experience in business and securities valuation.

On April 2, 2020, VALUE presented its valuation conclusions at a meeting of the Company’s Board of Directors.  VALUE’s written report had been delivered to the directors before the meeting.

A complete copy of VALUE’s written report to the Company’s Board of Directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Exhibit (a)(2) to this Schedule 14D-9 and is incorporated by reference herein in its entirety. The following summary of VALUE’s analysis and conclusions is qualified in its entirety by reference to the full text of the report. VALUE delivered its conclusions to the Company’s Board of Directors and understands that its conclusions will be provided to stockholders to provide additional information for their consideration of the Offer.  VALUE’s report does not address any other aspect of the Offer, including the fairness, from a financial point of view, of the consideration to be received by the holders of the common stock who tender their shares, and no opinion or view is expressed as to the relative merits of the Offer in comparison to other strategies or alternatives that might be available to the stockholders. VALUE’s conclusion does not constitute a recommendation to any stockholder as to how to act in connection with the Offer or any related matter.

The Valuation Date relating to VALUE’s valuation analysis was April 2, 2020.  The definition of value used for purposes of this analysis was Fair Market Value, which is defined as the cash or cash-equivalent price at which property would change hands between a willing buyer and a willing seller, both being informed of the relevant facts and neither being compelled to buy or sell.

In connection with rendering its report, VALUE:

•                  reviewed certain publicly available business and financial information relating to the Company;

•                  reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with VALUE by the management of the Company, including certain financial forecasts relating to the Company as prepared by the management of the Company;

•                  discussed the Company’s past and current business, operations, financial condition and prospects for the future with members of senior management of the Company;

•                  reviewed the trading history for the Company’s common stock and a comparison of that trading history with the market indices VALUE deemed relevant;

•                  considered financial and market pricing information of comparable publicly traded companies VALUE deemed relevant;

•                  considered financial and transactions pricing information of comparable precedent transactions VALUE deemed relevant; and,

•                  performed such other analyses and studies and considered such other information and factors as VALUE deemed appropriate.

In presenting its report, VALUE assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of the Company that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Company financial projections, VALUE was advised by the Company, and assumed, that the projections provided were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company at the time they were prepared, which was prior to the economic and market impact from COVID-19.  VALUE discussed with management the adjustments that would reflect the best available information regarding the modification of the financial projections to take into account the economic and market impact from COVID-19.  VALUE revised management’s financial projections to take into account these modifications and management then reviewed the modified financial projections and agreed that, while greater uncertainty exists with respect to financial projections at present and new information is changing outlooks on a daily basis, the modified financial projections reasonably reflect the best available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. The modified management projections are presented below under the caption “VALUE Valuation Analyses—Discounted Cash Flow Analysis.”

VALUE did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor did it make any physical inspection of the properties or assets of the Company. VALUE did not evaluate the solvency or fair value of the Company under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.

VALUE expressed no view or opinion as to any terms or other aspects of the Offer. VALUE’s report was limited to a determination of the fair market value of the common stock, and did not include a fairness opinion regarding the Offer.  In addition, VALUE expressed no opinion or recommendation as to how any stockholder should act in connection with the merger or any related matter.  Except as described above, the Company imposed no other limitations on the investigations made or procedures followed by VALUE in rendering its report.

VALUE’s analysis was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to VALUE as of the Valuation Date. It should be understood that subsequent developments may affect the Company’s value, and VALUE does not have any obligation to update, revise or reaffirm its analysis or conclusions.

The following represents a brief summary of the valuation analyses presented by VALUE to the Company’s Board of Directors in connection with its valuation. The valuation analyses summarized below include information presented in tabular format. In order to fully understand the valuation analyses performed by VALUE, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the valuation analyses performed by VALUE. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the valuation analyses performed by VALUE.

VALUE Valuation Analyses

Discounted Cash Flow Analysis. VALUE performed a discounted cash flow analysis of the Company to calculate the estimated present value of the unlevered, after-tax free cash flows that the Company was forecast to generate in fiscal years 2020 through 2029.  For fiscal years 2020 through 2022, VALUE relied on the Company’s management projections as modified by VALUE to estimate the impact of COVID-19 on the Company’s future financial performance.  The modifications we applied to the Company’s management projections consisted chiefly of 1) reducing revenue for fiscal year 2020 by 15%, 2) assuming costs would be managed to maintain gross margins, and 3) assuming SG&A would remain unchanged.  These same modifications were applied to fiscal years 2021 and 2022, except that the reductions in revenue were decreased to 10.0% in 2021 and 5.0% in 2022.  The modified projections prepared by VALUE are summarized below. VALUE calculated terminal values for the Company by applying perpetuity growth rates ranging from 2.0% to 2.5%. The cash flows and terminal values were then discounted to present value as of the Valuation Date using discount rates ranging from 12.5% to 13.5%, which were based on an estimate of the Company’s weighted average cost of capital.

After reaching the implied market value of invested capital, VALUE applied a series of adjustments to derive the implied per share equity value.  VALUE subtracted debt, the unfunded retirement liability, expected future earnout payouts, the present value (“PV”) of net cash flow from the sale proceeds, wind-down expense and reclamation expenditures relating to the aggregates business and the negative net working capital in the aggregates business, and then added the tax benefits associated with phantom stock grants not included in the forecast cash flows. Based on the discounted cash flow analysis and these adjustments, VALUE determined the implied equity value reference range to be reasonably stated as:

Based on 1,760,484 common shares outstanding, this analysis indicated the following approximate implied per share equity value reference range for the Company:

Selected Publicly Traded Companies Analysis. VALUE reviewed publicly available financial and stock market information for the Company and the following groups of publicly traded companies, which VALUE selected in its professional judgment and experience.  The first group was comprised of selected comparable publicly traded companies in the HVAC industry, and the second group was comprised of selected comparable publicly traded companies in the door industry.

VALUE reviewed, among other things, enterprise values of the selected companies as a multiple of calendar years 2020 and 2021 EBITDA. For the HVAC segment, VALUE applied multiples of 5.0x-6.5x calendar year 2020 estimated EBITDA and 4.7x-5.7x calendar year 2021 estimated EBITDA derived from the selected publicly traded companies to corresponding data of the Company. For the Door segment, VALUE then applied multiples of 4.6x-5.2x calendar year 2020 estimated EBITDA and 3.6x-

4.2x calendar year 2021 estimated EBITDA derived from the selected publicly traded companies to corresponding data of the Company. Corporate and Rebar segments were including using multiples based on the weighted average of those referenced above.  Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, and estimated financial data of the Company were based on the Company’s original management projections.  It was appropriate to utilize the Company’s original management projections in this analysis as the estimated forward EBITDA for the comparable companies had not been updated to consider the economic and market impact of COVID-19.

After reaching the implied enterprise value from operations shown above, VALUE applied a series of adjustments to derive the implied per share equity value.  VALUE added cash, the present value of net operating loss tax savings, and tax benefits associated with phantom stock grants, then subtracted debt, the unfunded retirement liability, expected future earnout payouts, the PV of net cash flow from the sale proceeds, wind-down expense and reclamation expenditures relating to the aggregates business and the negative net working capital in the aggregates business.  Based on the selected public company analysis and these adjustments, VALUE determined the implied equity value reference range to be reasonably stated as:

Based on 1,760,484 common shares outstanding, this analysis indicated the following approximate implied per share equity value reference range for the Company:

No company used in this analysis is identical or directly comparable to the Company in all respects. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.

Selected Precedent Transactions Analysis. VALUE reviewed, to the extent publicly available, financial information relating to eleven selected transactions involving acquisitions of HVAC companies and eleven transactions involving companies involved in businesses similar to the operations of CMC’s Door segment.  Because these transactions, occurred in a different economic and market environment prior to the impact of COVID-19, we viewed this method to have limited relevance to the current valuation of CMC.  Based on VALUE’s limited review of the relative pricing of these transactions and assuming a 30.9% decline in values using the S&P Building Products Index as a proxy, the values indicated for the HVAC and Door segments by this approach would be generally consistent with the current value indications from the selected public company analysis.

Because of the limited relevance of this methodology and the lack of a mechanism by which the economic and market impact of COVID-19 could be objectively integrated into the analysis, VALUE did not derive a value indication per common share based on this methodology.

No company, business or transaction used in this analysis is identical or directly comparable to the Company or the merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which the Company and the merger were compared.

Valuation Conclusion. Based on the foregoing analysis, as of April 2, 2020, and considering 1,760,484 common shares outstanding, VALUE determined the fair market value per common share equity to be reasonably stated as:

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by VALUE to the Company’s board of directors and is not a comprehensive description of all analyses undertaken by VALUE in connection with its report. The preparation of a financial valuation is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial valuation is not readily susceptible to partial analysis or summary description. VALUE believes that its analyses summarized above must be considered as a whole. VALUE further believes that selecting portions of its analyses and the factors considered, or focusing on information presented in tabular format without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying VALUE’s analyses and its valuation report. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, VALUE considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The estimates of the future performance of the Company in or underlying VALUE’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by VALUE’s analyses. These analyses were prepared solely as part of VALUE’s valuation analysis of the common stock and were provided to the Company’s board of directors in connection with the delivery of VALUE’s conclusions. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be VALUE’s view of the actual values of the Company.

VALUE has not provided any other services to the Company.  VALUE was paid $240,000 for preparing and providing its valuation of the Company’s common stock.  VALUE’s fee was not contingent in any way upon the conclusions reached or upon the outcome of the Offer.  The Company also has agreed to indemnify VALUE, any controlling person of VALUE, and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

Item 4 of this Schedule 14D-9 is hereby further amended and supplemented by deleting the disclosure under the heading “Reasons for the No Opinion” in its entirety and adding the following paragraphs:

Reasons.  As discussed under the caption “ITEM 3.  Past Contacts, Transactions, Negotiations and Agreements,” and elsewhere in this ITEM 4, all members of the Board have various actual and potential conflicts of interest with respect to the Gidwitz family, Bee Street and the Offer. For this reason, the Board has decided to remain neutral and make no recommendation with respect to the Offer.

The Board urges each stockholder to make his, her or its own decision as to the acceptability of the Offer based on all the available information, including the factors described in this Statement.

Other Factors.  When considering the Offer, in addition to the financial report of VALUE described above, holders of Shares are reminded of the following factors, among others:

(a)           Bee Street’s Unwillingness to Sell the Company. Because Bee Street possesses a majority of the voting power of the Company, Bee Street is able to block any sale of the Company as an entirety. Bee Street has confirmed to the Board that it is presently, and expects for the foreseeable future to be, uninterested in selling all or substantially all of its shares of the Company’s common stock or causing the Company to enter into any merger, consolidation, sale of substantial assets or other business combination.

(b)           Impacts of COVID-19 on the Offer. Bee Street has disclosed its belief that “the effects of the COVID-19 coronavirus, and the response thereto by governmental authorities, businesses and the general public, may adversely impact CMC’s projected results of operations and financial condition which are included [in the Offer to Purchase contained in such Schedule TO-T/A] and that such adverse impacts may be material.” The Board notes that Bee Street has not waived any conditions to the Offer insofar as related to the potential impacts of COVID-19 that may have occurred or occur on or after April 1, 2020.

(c)           Effect of Bee Street’s Failure to Complete the Offer. If the Offer is not consummated for any reason, holders of Shares will not receive any payment for their Shares in connection with the Offer. Instead, the Company will remain a public company and the Shares will continue to be listed for trading on the NYSE American. In addition, based on Bee Street’s disclosure of its intention if the Offer is not consummated, we expect that the Company’s existing management will operate the business in a manner similar to that in which it is being operated today and that holders of Shares will continue to be subject to the same risks and uncertainties as they currently are subject, including, among other things, that the Company’s operations can be materially affected by commodity price risks, overall market conditions and a lack of trading liquidity due to a limited public float, among other factors. Accordingly, if the Offer is not consummated, there can be no assurance as to the effect of these risks and opportunities on the future value of your Shares. Moreover, the Company’s management and the Board anticipate that liquidity and analyst coverage for the Shares would continue to be limited if the Offer were not consummated.

(d)          Potential Availability of Appraisal Rights. Stockholders who do not tender Shares, or who withdraw tendered Shares, may exercise statutory rights for a judicial appraisal of the “fair value” of such Shares if Bee Street completes the Offer and proceeds with the Merger. Such fair value will be paid in cash, and will be based upon the court’s assessment of the value of the Company at the time of the Merger.

Item 4 of this Schedule 14D-9 is hereby further amended and supplemented by amending and restating in its entirety the disclosure under the heading “Intent to Tender” with the following paragraph:

Intent to Tender

Directors James Gidwitz, Ralph Gidwitz, Steve Gidwitz and Scott Gidwitz have contributed or agreed to contribute all of the shares of Common Stock held of record or beneficially owned by them to Bee Street. The Company’s two executive officers other than Mr. James Gidwitz, Messrs. Sullivan and Ainsworth, and directors Theodore Tetzlaff, Thieriot and Trent also have advised that they intend to tender the shares of Common Stock held of record or beneficially owned by them pursuant to the Offer.

ITEM 5.                Person/Assets, Retained, Employed, Compensated or Used.

Item 5 of this Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs:

On April 2, 2020, Value rendered its report containing its independent analysis regarding the reasonable range of fair market value of the Company’s common stock to assist the Company’s stockholders in evaluating the Offer. A summary of the report is presented under the caption “ITEM 4. The Solicitation or Recommendation.”

Value’s financial report is intended for the use and benefit of the Company’s stockholders in their consideration of the Offer. The Board did not request Value to express, and Value did not express, any opinion as to the fairness of the Offer to the holders of the Shares. Value’s analysis was not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should tender its Shares in the Offer, or as to any other matters relating to the Offer.

Pursuant to the directives of the Board of Directors, the Company has filed Value’s report as an exhibit to this Schedule 14D-9 so that such report is available to the Company’s stockholders as additional information which may be useful when considering the Offer.

ITEM 9.                Exhibits.

The information contained in Item 9 and the Exhibit Index of this Schedule 14D-9 is hereby amended and supplemented as follows:

(a)(2)      Report of VALUE Incorporated.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONTINENTAL MATERIALS CORPORATION

By:	/s/ PAUL AINSWORTH
	Name:	Paul Ainsworth
	Title:	Chief Financial Officer
	Dated:	April 2, 2020